Exhibit 99.5

CERTIFICATE of QUALIFIED PERSON - NJ Odendaal

I, Johan Odendaal, do hereby certify that:
1.	I am a Director of Minxcon (Pty) Ltd Suite 5, Coldstream Office Park, 2 Coldstream Street, Little Falls, Roodepoort, South Africa
2.
I graduated with a BSc (Geology) degree from the Rand Afrikaans University in 1985. In addition, I obtained a BSc Honours (Mineral Economics) from the Rand Afrikaans University in 1986 and an MSc (Mining Engineering) from the University of the Witwatersrand in 1992.

3.
I have worked as a Geoscientist for more than 26 years. As a former employee of Merrill Lynch, I was actively involved in advising mining companies and investment bankers on corporate-related issues, analysing platinum and gold companies. I have completed a number of valuations on various commodities, including gold, using approaches described by the Canadian Code for reporting of Resources and Reserves - National Instrument 43-101 (Standards of Disclosure for Mineral Projects), Form 43-101F1 and the Companion Policy Document 43-101CP (“NI43-101”) and using valuation approaches described by the Standards and Guidelines for Valuation of Mineral Properties recommended by the Special Committee of the Canadian Institute of Mining, Metallurgy and Petroleum or Valuation of Mineral Properties (“CIMVal”).

4.
I am affiliated with the following professional associations, which meet all the attributes of a Professional Association or a Self-Regulatory Professional Association, as applicable (as those terms are defined in NI43- 101):-

Class	Professional Society	Year of Registration
Member	Geological Society of South Africa (MGSSA Reg. No. 965119)	2003
Fellow	South African Institute of Mining and Metallurgy (FSAIMM Reg. No. 702615)	2003
Professional Natural Scientist	South African Council for Natural Scientific Professions (Pr.Sci.Nat. Reg. No. 400024/04)	2003

5.
I am responsible for Items 1-6, 19-27 of the technical report titled “A Technical Report on the Blanket Mine, Gwanda Area, Zimbabwe” prepared for Caledonia Mining Corporation with an effective date of 9 July 2015 (the “Report”).

6.
I have read the definition of “Qualified Person” set out in NI43-101 and certify that by reason of my education, affiliation with professional associations and past relevant work experience, I fulfil the requirements to be a Qualified Person for the purposes of the Report.

7.	I have read NI43-101 and CIMVal, and the Report has been prepared in compliance with these.
8.	As of the effective date, to the best of my knowledge, information and belief, the Report contains all scientific and technical information required to be disclosed to make the Report not misleading.
9.	The facts presented in the Report are, to the best of my knowledge, correct.
10.	The analyses and conclusions presented in the Report are limited only by the reported forecasts and conditions.
11.
I have neither prior involvement, nor present or prospective interest in the subject property or asset and have no bias with respect to the assets that are the subject of the Report, or to the parties involved with the assignment.

12.	I am independent of the issuer. My compensation, employment or contractual relationship with the Commissioning Entity is not contingent on any aspect of the Report.
13.	I did not undertake a personal inspection of the property.

Yours faithfully,

_______________________________________________

NJ ODENDAAL
BSc (Geol.), BSc (Min. Econ.), MSc (Min. Eng.)
Pr.Sci.Nat., FSAIMM, MGSSA
DIRECTOR, MINXCON
Date of Sign-off: 9 July 2015